Exhibit (5)(b)

                         INDIVIDUAL RETIREMENT ANNUITY
                              DISCLOSURE STATEMENT

This Disclosure Statement explains the rules  governing a Traditional IRA.   The
term IRA will be used in this Disclosure Statement to refer to a Traditional IRA (under Internal Revenue Code (Code) section 408(b)) unless specified otherwise.

RIGHT TO REVOKE YOUR IRA:

If you receive this Disclosure Statement at the time you establish your IRA, you have the right to revoke your IRA within seven (7) days of its establishment. If revoked, you are entitled to a full return of the Premiums you made to your IRA. The amount returned to you would not include an adjustment for such items as sales commissions, administrative expenses, or fluctuation in market value. You may make this revocation only by mailing or delivering a written notice to the Issuer at the address listed on the Application.

If you send your notice by first class mail, your revocation will be deemed mailed as of the postmark date.

If you have any questions about the procedure for revoking your IRA, please call the Issuer at the telephone number listed on the Application.

REQUIREMENTS OF AN IRA:

A. CASH PREMIUMS - Your Premium must be in cash, unless it is a rollover.

B. MAXIMUM PREMIUM - The total amount of the Premiums to your IRA for any taxable year cannot exceed the lesser of 100 percent of your compensation or $3,000 for years 2002-2004, $4,000 for years 2005-2007, and $5,000 for 2008, with possible cost-of-living adjustments in years 2009 and beyond. If you also maintain a Roth IRA, the maximum Premium to your Traditional IRAs (i.e., IRAs subject to Code sections 408(a) or 408(b)) is reduced by any
   Premiums you make to your Roth IRA. Your total annual Premiums to all Traditional IRAs and Roth IRAs cannot exceed the lesser of the dollar amounts described above or 100 percent of your compensation.

C. PREMIUM ELIGIBILITY - You are eligible to make a regular Premium to your IRA if you have compensation and have not attained age 70-1/2 by the end of the taxable year for which the Premium is made.

D. CATCH-UP PREMIUMS - If you are age 50 or older by the close of the taxable year, you may make an additional Premium to your IRA. The maximum additional Premium is $500 for years 2002-2005 and $1,000 for years 2006 and beyond.

E. NONFORFEITABILITY - Your interest in your IRA is nonforfeitable.

F. COMMINGLING ASSETS - The assets of your IRA cannot be commingled with other property except in a common trust fund or common investment fund.

G. LIFE INSURANCE - No portion of your IRA may be invested in life insurance contracts.

H. REFUND OF PREMIUMS - Any refund of Premiums must be applied before the close of the calendar year following the year of the refund toward the payment of future Premiums or the purchase of additional benefits.

I. COLLECTIBLES - You may not invest the assets of your IRA in collectibles (within the meaning of Code section 408(m)). A collectible is defined as any work of art, rug or antique, metal or gem, stamp or coin, alcoholic beverage, or any other tangible personal property specified by the Internal Revenue Service (IRS). However, specially minted United States gold and silver coins and certain state-issued coins are permissible investments. Platinum coins and certain gold, silver, platinum or palladium bullion (as described in Code section 408(m)(3)) are also permitted as IRA investments.

J. REQUIRED   MINIMUM  DISTRIBUTIONS  -  You   are  required  to  take   minimum
   distributions from your  IRA at certain times in accordance with  Regulations section 1.408-8.  Below is a summary of the IRA distribution rules.

   1. You are required to take a minimum distribution from your IRA for the year in which you reach age 70-1/2 and for each year thereafter. You must take your first distribution by your required beginning date, which is April 1 of the year following the year you attain age 70-1/2. Minimum distributions may be taken by annuitizing your contract to receive a series of periodic distributions made at intervals not longer than one year. The first distribution that must be made must be the distribution that is required for one payment interval. Payment intervals are the periods for which distributions are made to you (e.g., bimonthly, monthly, etc.). The second distribution need not be made until the end of the next payment interval.

       The size of your distributions will depend on the rate of return, your age (and the ages of your Beneficiary(ies), the amount of Premiums you have made to your IRA, and your distribution option. Your distributions must be made at intervals not longer than one year, over your life or the life of you and your Designated Beneficiary. Distributions may also be made over a period certain not longer than your life expectancy or the joint life expectancy of you and your Beneficiary determined using the Uniform Lifetime Table provided by the IRS.

   2. If you do not annuitize your IRA, the minimum distribution for any taxable year is equal to the amount obtained by dividing the account balance at the end of the prior year by the applicable divisor.

       The  applicable  divisor  is  generally  determined  using  the   Uniform
       Lifetime Table provided by the IRS. The table assumes a Designated Beneficiary exactly 10 years younger than you, regardless of who is named as your Beneficiary(ies), if any. If your spouse is your sole Designated Beneficiary, and is more than 10 years younger than you, the required minimum distribution is determined annually using the actual joint life expectancy of you and your spouse, obtained from the joint and last survivor table provided by the IRS, rather than the life expectancy divisor from the Uniform Lifetime Table.

   3. We reserve the right to do any one of the following by April 1 of the year following the year in which you turn age 70-1/2:

       (a)  make no distribution until you give us a proper withdrawal request,

       (b)  distribute your entire IRA to you in a single sum payment,

       (c) determine your required minimum distribution each year based on your life expectancy, calculated using the Uniform Lifetime Table, and pay those distributions to you until you direct otherwise, or

       (d)  Annuitize your IRA.

   4. Your Designated Beneficiary(ies) is determined based on the Beneficiary(ies) designated as of the date of your death, who remains your Beneficiary(ies) as of September 30 of the year following the year of your death. If you die,

       (a) on or after your required beginning date, distributions must be made to your Beneficiary(ies) under the contract option chosen. If distributions are not made in the form of an annuity, distributions must be made over the longer of the single life expectancy of your Designated Beneficiary(ies), or your remaining life expectancy. If a Beneficiary(ies) other than an individual or qualified trust as defined in the Regulations is named, you will be treated as having no Designated Beneficiary of your IRA for purposes of determining the distribution period. If there is no Designated Beneficiary of your IRA, distributions will commence using your single life expectancy, reduced by one in each subsequent year.

       (b)  before your required beginning date, the entire amount remaining  in
            your   account   will,  at   the   election   of   your   Designated
            Beneficiary(ies), either

            (i) be distributed by December 31 of the year containing the fifth anniversary of your death, or

            (ii) be  distributed over  the  remaining life  expectancy  of  your
                 Designated Beneficiary(ies).

       Your Designated Beneficiary(ies) must elect either option (i) or (ii) by December 31 of the year following the year of your death. If no election is made, distributions will be calculated in accordance with option
       (ii). In the case of distributions under option (ii), distributions must commence by December 31 of the year following the year of your death. If your spouse is the Designated Beneficiary, distributions need not commence until December 31 of the year you would have attained age 70-1/2, if later. If a Beneficiary(ies) other than an individual or qualified trust as defined in the Regulations is named, you will be treated as having no Designated Beneficiary(ies) of your IRA for purposes of determining the distribution period. If there is no Designated Beneficiary of your IRA, the entire IRA must be distributed by December 31 of the year containing the fifth anniversary of your death.

       A spouse who is the sole Designated Beneficiary of your entire IRA may elect to redesignate your IRA as his or her own. Alternatively, the sole spouse Beneficiary will be deemed to elect to treat your IRA as his or her own by either (1) making Premiums to your IRA or (2) failing to timely remove a required minimum distribution from your IRA. Regardless of whether or not the spouse is the sole Designated Beneficiary of your IRA, a spouse Beneficiary may roll over his or her share of the assets to his or her own IRA.

   5. To the extent the IRS permits use of the required minimum distribution rules provided in either the 1987 or 2001 Proposed Regulations under Code sections 408 and 401(a)(9), those rules, as specifically described in the Regulations, and as summarized in the applicable IRS Publication 590 Individual Retirement Arrangement, may continue to be applied. These transactions are often complex. If you have any questions regarding required minimum distributions, please see a competent tax advisor.

INCOME TAX CONSEQUENCES OF ESTABLISHING AN IRA:

A. IRA DEDUCTIBILITY - If you are eligible to make Premiums to your IRA, the amount of the Premium for which you may take a tax deduction will depend upon whether you (or, in some cases, your spouse) are an active participant in an employer-maintained retirement plan. If you (and your spouse, if married) are not an active participant, the amount of your entire IRA Premium will be deductible. If you are an active participant (or are married to an active participant), the deductibility of your Premium will depend on your modified adjusted gross income (MAGI) and your tax filing status for the tax year for which the Premium was paid. MAGI is determined on your income tax return using your adjusted gross income but disregarding any deductible IRA Premiums.

   Definition  of  Active  Participant  -  Generally,  you  will  be  an  active
   participant   if  you  are  covered   by  one  or   more  of  the   following
   employer-maintained retirement plans:

   1. a qualified pension, profit sharing, 401(k), or stock bonus plan;

   2. a qualified annuity plan of an employer;

   3. a simplified employee pension (SEP) plan;

   4. a retirement plan established by the federal government, a state, or a political subdivision (except certain unfunded deferred compensation plans under Code section 457);

   5. a tax-sheltered annuity for employees of certain tax-exempt organizations or public schools;

   6. a plan meeting the requirements of Code section 501(c)(18);

   7. a  qualified plan for self-employed individuals  (H.R. 10 or Keogh  Plan);
      and

   8. a SIMPLE IRA plan or a SIMPLE 401(k) plan.

   If  you do not know  whether your employer maintains  one of these plans,  or whether you are an active participant in it, check with your employer or your tax advisor. Also, the IRS Form W-2, Wage and Tax Statement, that you receive at the end of the year from your employer will indicate whether you are an active participant.

   If you are an active participant and are single, the deductible amount of your Premium is determined as follows. (1) Begin with the appropriate phase-out range maximum for the applicable year (specified below), and subtract your MAGI; (2) divide this total by the difference between the phase-out maximum and minimum; (3) multiply this number by the maximum allowable Premium for the applicable year, including catch-up Premiums if you are age 50 or older. The resulting figure will be the maximum IRA deduction you may take. For example, if you are age 30 with MAGI of $36,000 in 2002, your maximum deductible Premium is $2,400 (the 2002 phase-out range maximum of $44,000 minus your MAGI of $36,000, divided by the difference between the maximum and minimum phase-out range limits of $10,000 and multiplied by the Premium limit of $3,000.)

   If you are an active participant, are married and you file a joint income tax return, the deductible amount of your Premium is determined as follows.
   (1) Begin with the appropriate phase-out maximum for the applicable year (specified below), and subtract your MAGI; (2) divide this total by the difference  between the  phase-out range  maximum and  minimum; (3)  multiply this number by the maximum allowable Premium for the applicable year, including catch-up Premiums if you are age 50 or older. The resulting figure will be the maximum IRA deduction you may take. For example, if you are age 30 with MAGI of $56,000 in 2002, your maximum deductible Premium is $2,400 (the 2002 phase-out maximum of $64,000 minus your MAGI of $56,000, divided by the difference between the maximum and minimum phase-out limits of $10,000 and multiplied by the Premium limit of $3,000.).

   If you are an active participant, are married and you file a separate income tax return, your MAGI phase-out range is generally $0 - $10,000. However, if you lived apart for the entire tax year, you are treated as a single filer.

                         Joint Filers                   Single Taxpayers
   Tax Year            Phase-out Range                  Phase-out Range
   --------            ---------------                  ----------------
                     (minimum) (maximum)               (minimum) (maximum)
    2002             $54,000 - $64,000                 $34,000 - $44,000
    2003             $60,000 - $70,000                 $40,000 - $50,000
    2004             $65,000 - $75,000                 $45,000 - $55,000
    2005             $70,000 - $80,000                 $50,000 - $60,000
    2006             $75,000 - $85,000                 $50,000 - $60,000
    2007             $80,000 - $100,000                $50,000 - $60,000

   If you are not an active participant in an employer-maintained retirement plan, but are married to someone who is an active participant, and you file a joint income tax return, your maximum deductible Premium is determined as follows. (1) Begin with $160,000 and subtract your MAGI; (2) divide this total by $10,000; (3) multiply this number by the maximum allowable Premium for the applicable year, including catch-up Premiums if you are age 50 or older. The resulting figure will be the maximum IRA deduction you may take.

   You must round the resulting deduction to the next highest $10 if the number is not a multiple of 10. If your resulting deduction is between $0 and $200 you may round up to $200.

B. PREMIUM DEADLINE -The deadline for making an IRA Premium is your tax return due date (not including extensions). You may designate a Premium as a Premium for the preceding taxable year in a manner acceptable to us. For example, if you are a calendar year taxpayer, and you make your IRA Premium on or before April 15, your Premium is considered to have been made for the previous tax year if you designate it as such.

C. TAX CREDIT FOR PREMIUMS - For taxable years beginning on or after January 1, 2002, and ending on or before December 31, 2006, you may be eligible to receive a tax credit for your Traditional or Roth IRA Premiums. This credit will be allowed in addition to any tax deduction that may apply, and may not exceed $1,000 in a given year. You may be eligible for this tax credit if you are

   o  age 18 or older as of the close of the taxable year,

   o  not a dependent of another taxpayer, and

   o  not a full-time student.

   The credit is based upon your income (see chart below) and will range from 0 to 50 percent of eligible Premiums. In order to determine the amount of your Premiums, add all of the Premiums made to your Traditional or Roth IRAs and reduce these Premiums by any distributions that you have taken during the testing period. The testing period begins two years prior to the year for which the credit is sought and ends on the tax return due date (including extensions) for the year for which the credit is sought. In order to determine your tax credit, multiply the applicable percentage from the chart below by the amount of your Premiums that do not exceed $2,000.

                   Adjusted Gross Income*<F3>
   --------------------------------------------------------
                        Head of a                              Applicable
   Joint Return         Household           All Other Cases    Percentage
   ------------         ---------           ---------------    ----------
 $1 -     30,000     $1 -      22,500       $1 -      15,000       50
 30,001 - 32,500     22,501 -  24,375       15,001 -  16,250       20
 32,501 - 50,000     24,376 -  37,500       16,251 -  25,000       10
 Over     50,000     Over      37,500       Over      25,000        0

*<F3> Adjusted gross income includes foreign earned income and income from Guam, America Samoa, North Mariana Islands and Puerto Rico.

D. TAX-DEFERRED EARNINGS -  The investment earnings of your IRA are not  subject
   to  federal  income  tax  until  distributions  are  made  (or,  in   certain
   instances, when distributions are deemed to be made).

E. NONDEDUCTIBLE PREMIUMS - You may make nondeductible Premiums to your IRA to the extent that deductible Premiums are not allowed. The sum of your deductible and nondeductible IRA Premiums cannot exceed your Premium limit (the lesser of the allowable Premium limit described previously, or 100 percent of compensation). You may elect to treat deductible IRA Premiums as nondeductible.

   If you make nondeductible Premiums for a particular tax year, you must report the amount of the nondeductible Premium along with your income tax return using IRS Form 8606, Nondeductible IRAs and Coverdell ESAs. Failure to file IRS Form 8606 will result in a $50 per failure penalty.

   If you overstate the amount of designated nondeductible Premiums for any taxable year, you are subject to a $100 penalty unless reasonable cause for the overstatement can be shown.

F. TAXATION OF DISTRIBUTIONS - The taxation of IRA distributions depends on whether or not you have ever made nondeductible IRA Premiums. If you have only made deductible Premiums, any IRA distribution will be fully included in income.

   If you have ever made nondeductible Premiums to any IRA, other than a Roth IRA, the following formula must be used to determine the amount of any IRA distribution excluded from income.

   (Aggregate Nondeductible Premiums)
           x (Amount Withdrawn)       = Amount Excluded From Income
   ----------------------------------
          Aggregate IRA Balance

   NOTE: Aggregate nondeductible Premiums include all nondeductible Premiums made by you through the end of the year of the distribution (which have not previously been withdrawn and excluded from income). Also note that the aggregate IRA balance includes the total balance of all of your IRAs as of the end of the year of distribution, and any distributions occurring during the year.

G. ROLLOVERS AND CONVERSIONS - Your IRA may be rolled over to an IRA of yours, may receive rollover Premiums, and may be converted to a Roth IRA, provided that all of the applicable rollover and conversion rules are followed. Rollover is a term used to describe a tax-free movement of cash or other property to your IRA from another IRA, or from your employer's qualified retirement plan, 403(a) annuity plan, 403(b) tax-sheltered annuity, or 457(b) eligible governmental deferred compensation plan. Conversion is a term used to describe the movement of Traditional IRA assets to a Roth IRA. A conversion is generally a taxable event. The rollover and conversion rules are generally summarized below. These transactions are often complex. If you have any questions regarding a rollover or conversion, please see a competent tax advisor.

   1. Traditional IRA to Traditional IRA Rollovers - Funds distributed from your IRA may be rolled over to an IRA of yours if the requirements of
       Code section 408(d)(3) are met. A proper IRA to IRA rollover is completed if all or part of the distribution is rolled over not later than 60 days after the distribution is received. You may not have completed another IRA to IRA rollover from the distributing IRA during the 12 months preceding the date you receive the distribution. Further, you may rollover the same dollars or assets only once every 12 months.

   2. SIMPLE IRA to Traditional IRA Rollovers - Funds may be distributed from your SIMPLE IRA and rolled over to your IRA without IRS penalty, provided two years have passed since you first participated in a SIMPLE IRA plan sponsored by your employer. As with Traditional IRA to Traditional IRA rollovers, the requirements of Code section 408(d)(3) must be met. A proper SIMPLE IRA to IRA rollover is completed if all or part of the distribution is rolled over not later than 60 days after the distribution is received. You may not have completed another SIMPLE IRA to IRA or SIMPLE IRA to SIMPLE IRA rollover from the distributing SIMPLE IRA during the 12 months preceding the date you receive the distribution. Further, you may roll over the same dollars or assets only once every 12 months.

   3. Employer-Sponsored Retirement Plan to Traditional IRA Rollovers - You may roll over, directly or indirectly, any eligible rollover distribution from an eligible employer-sponsored retirement plan. An eligible rollover distribution is defined, generally, as any distribution from a qualified retirement plan, 403(a) annuity, 403(b) tax-sheltered annuity, or 457(b) eligible governmental deferred compensation plan (other than distributions to nonspouse beneficiaries), unless it is part of a certain series of substantially equal periodic payments, a required minimum distribution, or a hardship distribution.

       If you elect to receive your rollover distribution prior to placing it in an IRA, thereby conducting an indirect rollover, your plan administrator will generally be required to withhold 20 percent of your distribution as a payment of income taxes. When completing the rollover, you may make up the amount withheld, out of pocket, and roll over the full amount distributed from your employer-sponsored retirement plan. To qualify as a rollover, your eligible rollover distribution must be rolled over to your IRA not later than 60 days after you receive it. Alternatively, you may claim the withheld amount as income, and pay the applicable income tax and, if you are under age 59-1/2, the 10 percent early distribution penalty (unless an exception to the penalty applies).

       As an alternative to the indirect rollover, your employer generally must give you the option to directly roll over your employer-sponsored retirement plan balance to an IRA. If you elect the direct rollover option, your eligible rollover distribution will be paid directly to the IRA (or other eligible employer-sponsored retirement plan) that you designate. The 20 percent withholding requirement does not apply to direct rollovers.

   4. Traditional IRA to Employer-Sponsored Retirement Plans - You may roll over, directly or indirectly, any eligible rollover distribution from an IRA to an employer's qualified retirement plan, 403(a) annuity, 403(b) tax-sheltered annuity, or 457(b) eligible governmental deferred compensation plan so long as the employer-sponsored retirement plan accepts such rollover contributions. An eligible rollover distribution is defined as any taxable distribution from an IRA that is not a part of a required minimum distribution.

   5. Traditional IRA to Roth IRA Conversions - If your modified adjusted gross income is not more than $100,000, and you are not married filing a separate income tax return, you are eligible to convert all or any portion of your existing Traditional IRA(s) into your Roth IRA(s). However, if you are age 70-1/2 or older you must remove your required minimum distribution prior to converting your Traditional IRA. The amount of the conversion from your Traditional IRA to your Roth IRA shall be treated as a distribution for income tax purposes, and is includible in your gross income (except for any nondeductible Premiums). Although the conversion amount is generally included in income, the 10 percent early distribution penalty shall not apply to conversions from a Traditional IRA to a Roth IRA, regardless of whether you qualify for any exceptions to the 10 percent penalty.

   6. Written Election - At the time you make a proper rollover to an IRA, you must designate in writing to the issuer, your election to treat that Premium as a rollover. Once made, the rollover election is irrevocable.

H. TRANSFER DUE TO DIVORCE - If all or any part of your IRA is awarded to your spouse or former spouse in a divorce or legal separation proceeding, the amount so awarded will be treated as the spouse's IRA (and may be transferred pursuant to a court-approved divorce decree or written legal separation agreement to another IRA of your spouse), and will not be considered a taxable distribution to you. A transfer is a tax-free direct movement of cash and/or property from one Traditional IRA to another.

I. RECHARACTERIZATIONS - If you make a Premium to a Traditional IRA and later recharacterize either all or a portion of the original Premium to a Roth IRA along with net income attributable, you may elect to treat the original Premium as having been made to the Roth IRA. The same methodology applies when recharacterizing a Premium from a Roth IRA to a Traditional IRA. If you have converted from a Traditional IRA to a Roth IRA, you may recharacterize the conversion along with net income attributable back to the Traditional IRA. The deadline for completing a recharacterization is your tax filing deadline (including any extensions) for the year for which the original Premium was made or conversion completed.

LIMITATIONS AND RESTRICTIONS:

A. SEP PLANS - Under a simplified employee pension (SEP) plan that meets the requirements of Code section 408(k), your employer may make Premiums to your IRA. Your employer is required to provide you with information which describes the terms of your employer's SEP Plan.

B. SPOUSAL IRA - If you are married and have compensation, you may make Premiums to an IRA established for the benefit of your spouse for any year prior to the year your spouse turns age 70-1/2, regardless of whether or not your spouse has compensation. You may make these spousal Premiums even if you are age 70-1/2 or older. You must file a joint income tax return for the year for which the Premium is made.

   The amount of the Premiums you may make to your IRA and your spouse's IRA is the lesser of 100 percent of your combined compensation or $6,000 for 2002-2004, $8,000 for 2005-2007, and $10,000 for 2008. This amount may be increased with cost-of-living adjustments in 2009 and beyond. However, you may not contribute more than the individual Premium limit to each IRA.

   If your spouse is age 50 or older by the close of the taxable year, and is otherwise eligible, you may make an additional Premium to your spouse's IRA. The maximum additional Premium is $500 for years 2002-2005, and $1,000 for years 2006 and beyond.

C. DEDUCTION OF ROLLOVERS AND TRANSFERS - A deduction is not allowed for rollover or transfer Premiums to your IRA.

D. GIFT TAX - Transfers of your IRA assets to a Beneficiary(ies) made during your life and at your request may be subject to federal gift tax under Code section 2501.

E. SPECIAL TAX TREATMENT - Capital gains treatment and 10-year forward income averaging authorized by Code section 402 do not apply to IRA distributions.

F. INCOME TAX TREATMENT - Any withdrawal from your IRA is subject to federal income tax withholding. You may, however, elect not to have withholding apply to your IRA withdrawal. If withholding is applied to your withdrawal, not less than 10 percent of the amount withdrawn must be withheld.

G. PROHIBITED  TRANSACTIONS  - If  you  or  your Beneficiary(ies)  engage  in  a prohibited transaction with your IRA, as described in Code section 4975, your IRA will lose its tax-deferred status, and you must include the value of your IRA in your gross income for the taxable year you engage in the prohibited transaction. The following transactions are examples of prohibited transactions with your IRA: (1) taking a loan from your IRA; (2) buying property for personal use (present or future) with IRA funds; or (3) receiving certain bonuses or premiums because of your IRA.

H. PLEDGING - If you pledge any portion of your IRA as collateral for a loan, the amount so pledged will be treated as a distribution, and will be included in your gross income for the taxable year in which you pledge the assets.

I. LOANS - The policy loans provision of this contract shall not be operative.

FEDERAL TAX PENALTIES:

A. EARLY DISTRIBUTION PENALTY - If you are under age 59-1/2 and receive an IRA distribution, an additional tax of 10 percent will generally apply to the amount includible in income, unless made on account of 1) death, 2) disability, 3) a qualifying rollover, 4) the timely withdrawal of an excess contribution, 5) a series of substantially equal periodic payments (at least annual payments) made over your life expectancy or the joint life expectancy of you and your Beneficiary, 6) medical expenses which exceed 7.5 percent of your adjusted gross income, 7) health insurance payments if you are separated from employment and have received unemployment compensation under a federal or state program for at least 12 weeks, 8) certain qualified education expenses, 9) first-home purchases (up to a life-time maximum of $10,000), or 10) a levy issued by the IRS.

B. EXCESS PREMIUM PENALTY - An additional tax of six percent is imposed upon any excess Premiums you make to your IRA. This additional tax will apply each year in which an excess remains in your IRA. An excess Premium is any Premium that exceeds the amount that you are eligible to make.

C. EXCESS ACCUMULATION PENALTY - As previously described, you must take a required minimum distribution by your required beginning date for the year you attain age 70-1/2 and by the end of each year thereafter. Your Beneficiary(ies) is required to take certain minimum distributions after your death. An additional tax of 50 percent is imposed on the amount of the required minimum distribution which should have been taken but was not.

D. PENALTY REPORTING - You must file IRS Form 5329 along with your income tax return to the IRS to report and emit any additional taxes.

OTHER:

A. IRS PLAN APPROVAL - The Endorsement used to establish this IRA has been approved by the IRS. The IRS approval is a determination only as to form. It is not an endorsement of the plan in operation or of the investments offered.

B. ADDITIONAL INFORMATION - You may obtain further information on IRAs from your District Office of the IRS. In particular, you may wish to obtain IRS Publication 590, Individual Retirement Arrangements, by calling 1-800-TAX-FORM or by visiting www.irs.gov on the Internet.